Mail Stop 4561

September 22, 2006

Mr. David B. Hills
Chief Executive Officer
Looksmart, LTD.
625 Second Street
San Francisco, CA 94107

> **Re:** **Looksmart, LTD.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **File No. 000-27265**

Dear Mr. Hills:

We have reviewed the above-referenced filings and you response letter dated September 1, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on August 3, 2006

Exhibit 99.1

1. We note your response to prior comment number 2, with respect to your use and disclosure of your non-GAAP financial measures. Please further clarify why you believe that your "core operating results" do not include stock based-compensation expense as they result from your operations. In this respect, your disclosure indicates that you believe the adjustment provides investors with information about your underlying performance that enables investors a "more meaningful" comparison of your financial results in different reporting periods. Clarify why you believe that including the impact of a required GAAP pronouncement provides a "more meaningful" comparison of your

financial results. Please explain why such a statement does not provide the impression that your non-GAAP measures are superior to your results determined in accordance with GAAP. We refer you to Questions 8 and 9 of the June 13, 2003, *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.*

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief